Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-203477

May 19, 2015

Baozun Inc.

Baozun Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408. You may also access the Company’s most recent prospectus dated May 19, 2015, which is included in Amendment No. 4 to the Company’s registration statement on Form  F-1, as filed with the SEC via EDGAR on May 19, 2015, or Amendment No. 4, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1625414/000119312515193201/d831334df1a.htm .

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 8, 2015. All references to page numbers are to page numbers in Amendment No. 4.

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2015—Net Revenues

The “Net Revenues” section on page 89 has been amended to read as follows to provide more detailed analysis:

Net Revenues

Our total net revenues increased by 77.7% from RMB268.5 million in the three months ended March 31, 2014 to RMB477.2 million (US$76.9 million) in the three months ended March 31, 2015 primarily due to an increase of total GMV from RMB573.7 million to RMB1,157.0 million, representing an increase of 101.7%, an increase in the number of our brand partners from 78 to 94, and an increase in Average GMV per GMV brand partner from RMB9.0 million to RMB14.0 million during the same period.

Net revenue from product sales increased by 78.8% from RMB197.7 million to RMB353.7 million (US$57.1 million) as a result of an increase in our GMV. A substantial portion of the increase in GMV was attributable to an increase in sales in the stores we operate under the distribution model for multiple existing major brand partners. Such increase was (i) due to increased promotional activities in connection with launches (and exclusive distribution at times) of new or next-generation products and upgrades, which we expect to recur with similar launches in the future, or, (ii) due to more competitive pricing we could offer for the products we sell as a result of favorable procurement terms we obtained from brand partners, which we hope to repeat for such and other brand partner(s) and which we expect to benefit us across multiple periods. The increase in net revenues from product sales was also partially attributable to the launch of our Maikefeng platform and addition of new brand partners.

Net revenues from services increased by 74.7% from RMB70.7 million to RMB123.5 million (US$19.9 million). The increase, especially with respect to variable service fees, was primarily driven by an increase in GMV. Net revenues from fixed fee services, aside from benefiting from higher service demand from an increase in GMV activities, also benefited from new addition of brand partners in need of market entry services or existing brand partners mounting targeted marketing campaigns. In particular, the increase in net revenues from services during the period was primarily attributable to the following: (i) a substantial portion of the increase was due to the addition of brand partners primarily in the auto and apparel categories, and (ii) a significant portion of the increase was attributable to growth in sales in the apparel category that benefited from efforts of existing brand partners at promoting their online presence.